UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

O2Micro International Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00002 per share

(Title of Class of Securities)

67107W100*

(CUSIP Number)

Du Shyun-Dii Sterling
RmB, 2Fl, Zhangjian Mansion
No 289, Chun Xiao Rd, Pudong New Area
Shanghai Free Trade Zone
China 201203

Kuo Chuan-Chiung
3F., No. 1, Sec. 4
Nanjing E. Road
Songshan District
Taipei City, Taiwan 105

Telephone: (408) 987-5920

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67107W100

1			NAMES OF REPORTING PERSONS Du Shyun-Dii Sterling (“Mr. Du”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	135,425,250(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	135,425,250(1)
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,425,250 Ordinary Shares (as defined below)(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.93%(2)
14			TYPE OF REPORTING PERSON IN

_________________________

(1)	Consists of: (i) 93,109,650 Ordinary Shares in the form of ADSs held by Mr. Du, and (ii) 42,315,600 Ordinary Shares that Mr. Du may purchase upon exercise of options within 60 days after the date hereof.
(2)	Percentage calculated based on 1,516,792,650 Ordinary Shares deemed to be outstanding with respect to the Reporting Persons (as defined below), which consists of: (i) 1,457,751,050 Ordinary Shares outstanding as of June 30, 2022, as reported on the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 1, 2022 (the “Form 6-K”) and (ii) an aggregate of 59,041,600 Ordinary Shares issuable to the Reporting Persons upon exercise of their options within 60 days after the date hereof.

1			NAMES OF REPORTING PERSONS Kuo Chuan-Chiung (“Mr. Kuo”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	44,176,100(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	44,176,100
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,176,100 Ordinary Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.91%(2)
14			TYPE OF REPORTING PERSON IN

_________________________

(1)	Consists of: (i) 27,450,100 Ordinary Shares in the form of ADSs held by Mr. Kuo and (ii) 16,726,000 Ordinary Shares that Mr. Kuo may purchase upon exercise of options within 60 days after the date hereof.
(2)	Percentage calculated based on 1,516,792,650 Ordinary Shares deemed to be outstanding with respect to the Reporting Persons (as defined below), which consists of: (i) 1,457,751,050 Ordinary Shares outstanding as of June 30, 2022, as reported on the Form 6-K and (ii) an aggregate of 59,041,600 Ordinary Shares issuable to the Reporting Persons upon exercise of their options within 60 days after the date hereof.

CUSIP No. 67107W100

Introductory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on June 3, 2022 (the “Schedule 13D”), relating to the ordinary shares, par value US$0.00002 per share (the “Ordinary Shares”) and American depositary shares, each representing 50 Ordinary Shares (the “ADSs”), of O2Micro International Limited, a Cayman Islands company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed by Messrs. Du and Kuo (collectively the “Reporting Persons,” and each, a “Reporting Person”).

Mr. Du’s principal occupation is the chairman and chief executive officer of the Issuer and he is a citizen of Taiwan. The business address of Mr. Du is RmB, 2Fl, Zhangjian Mansion, No 289, Chun Xiao Rd, Pudong New Area, Shanghai Free Trade Zone, China 201203.

Mr. Kuo’s principal occupation is the chief financial officer and a director of the Issuer and he is a citizen of Taiwan. The business address of Mr. Kuo is 3F., No. 1, Sec. 4, Nanjing E. Road, Songshan District, Taipei City, Taiwan 105.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in or incorporated by reference in Items 4 of this Amendment No. 1 is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On September 19, 2022, the Consortium submitted a revised non-binding proposal (the “Revised Proposal”) to the Issuer’s board of directors relating to the proposed acquisition of all of the Ordinary Shares of the Issuer not beneficially owned by the Consortium. In the Revised Proposal, the Consortium proposed to reduce the purchase price for the proposed acquisition from US$5.50 per ADS or US$0.11 per Ordinary Share in cash to US$4.90 per ADS or US$0.098 per Ordinary Share.

References to the Revised Proposal in this Amendment No. 1 are qualified in their entirety by the text of the Revised Proposal, a copy of which is attached hereto as an exhibit, and incorporated herein by reference in its entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference in this Item 6.

CUSIP No. 67107W100

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

7.4	Proposal Letter to the board of directors of O2Micro International Limited, dated September 19, 2022, from Mr. Du Shyun-Dii Sterling, Mr. Kuo Chuan-Chiung and FNOF Precious Honour Limited.

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2022

/s/ Du Shyun-Dii Sterling
Du Shyun-Dii Sterling
/s/ Kuo Chuan-Chiung
Kuo Chuan-Chiung